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Join the Plastic Revolution



just like plastic

With microplastic pollution on the rise, our water-soluble plastic technology is designed to dissolve after a set period. Already partnered with Nestle and Hello Bello, we're targeting a massive $1.3 trillion addressable market, with segments like single-use plastics and sustainable packaging. Invest as we prepare for a pioneering, cleaner, and sustainable future. Let's make water plastic's worst enemy.

Invest Now   Share Price: $1.80

Minimum: $189.00

Form   Offering   Investor
C   Memorandum   Education



TIMEPLAST
TIME-PROGRAMMABLE MATTER

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Investment Highlights



$1.3T

Total Addressable
Market



7 Patents

Our technology is
increasingly
protected from
competition



World-
Class
Partners

Hello Bello, Nestle,
and more

Problem

The world produces 450 million
tons of plastic waste each year.
More than just fish and birds
getting caught in plastic bags,
there's a widespread risk of
microplastics filling our oceans,
poisoning our food, and getting
into our bloodstreams. Plastics
can persist in our bodies for



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# of Waste
Annually

current route. Timeplast has designed an end-to-end solution, from making the materials to inventing a device that molecularly disintegrates it at any scale.

Solution

Water-Soluble Plastic

02:53

Our water-soluble plastic is designed to molecularly dissolve in water at the end of its lifespan, eliminating plastic waste and microplastic formation. With our patented technology and process, we're able to design a plastic that can dissolve anywhere from 60 seconds to 60 years after disposal. Our planet

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TIMEPLAST
TIME-PROGRAMMABLE MATTER

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Traction

Proof We're Growing

Hello Bello products have integrated our predegradation technology into their bottles.

We've partnered with Nestle Waters North America, actively working



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Successful product launches
like Timeplast Raw and
Timeplast Plus showcase our
versatility.



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Growth

Global Expansion Underway

Our goal is to replace not only plastics, but metals, glass, and paper. We'll establish ourselves in the US by introducing a wide range of products like utensils, single-use household items, films, fibers, and agricultural technologies. Next, we'll aim to expand our reach to Europe, Asia, Latin America, China, and Russia. Furthermore we've invented Pabyss, the first bottomless trash can capable of molecularly disintegrating all materials you put in, as long as they're made by Timeplast.

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Market Opp

$1.3T in Market Opportunities

The total addressable market is valued at $1.3 trillion, with the US producing hundreds of billions in pounds of plastic annually. Target markets include:



- Plastics Manufacturing ($579 billion)[1]
- Single-use plastics ($400 billion)[2]
- Sustainable packaging ($250 billion)[3]
- Flexible packaging ($150 billion)[4]
- 3D printing filament ($6.5 billion)[5]

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What Is Dynamic Copolymerization?

A process that modifies the molecular weight of the polymer chain without altering the macromolecular polarity, ensuring it remains functional and water-resistant for its intended lifespan but ultimately breaks down entirely in water.

Certified Water Solubility

Independently laboratory-certified to meet ASTM water-soluble standards as well as no presence of any of the 40 PFAs tested.

How It Works

Achieving Programmable Plastic

A plastic that dissolves in water at a predetermined time is achieved by a process called dynamic copolymerization.

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Meet Pabyss™, Our End-To-End Innovation

We've engineered a device that disintegrates Timeplast materials and ensures a truly circular recycling process.

Zero Plastic Footprint:

The "Discharge" function helps break down materials to carbon-to-carbon level, ensuring that any waste discarded into water streams is a harmless byproduct.

True Chemical Recycling:

The "Upcycle" function depolymerizes and cleanses our materials in a form of full chemical recycling, resulting in pure, new Timeplast raw material.





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in Action

Right now, it only works with
Timeplast materials, but future
versions of Pabyss™ will also
separate organic materials,
metal, and glass.

A true Type 1 Civilization is possible

We provide a comprehensive
solution to plastic pollution by
engineering sustainable
materials and ensuring their
responsible disposal, creating a
truly sustainable lifecycle.

Timeplast aspires for our entire
society to use water-soluble
plastics, allowing us to extend
the concept of zero plastic
waste through Pabyss™ to a
societal level. However, this will
only occur if most, if not all,
wasteful materials are water-
soluble, reaffirming water's
status as the universal solvent.

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Research and Development

We plan to invest 39% of funds in ongoing R&D, ensuring continuous innovation and product





Intellectual Property Expansion

We'll protect and expand our patents securing our market position and exploring new applications for our water-soluble thermoplastics.

Use of Funds

Where Your Investment Goes

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Scaling Operations and Market Expansion

We will expand our product line and firmly establish ourselves in the US with the goal of later expanding to international markets.



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Products

A Revolutionary Product Line

We're continuing to expand on these products as we speak.



Timeplast Raw

A thermoplastic material crafted from a blend of alcohol, cellulose, and vinegar. It transforms under heat and pressure to create a durable, yet dissolvable polymer.

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Plus

Enhanced with Calcium Carbonate, this variant of Timeplast increases strength and versatility, suitable for a wider range of applications.



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Time-Mass

A 3D printer filament with our proprietary time engineering. This innovative product allows for "4D" printing, enabling the creation of objects programmed to dissolve at a specific time.

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Pabyss

We believe that it is a first-of-its-kind technology designed to molecularly destroy the plastics that are made by us. It requires only water to operate.

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This advanced product blends cutting-edge technology with eco-friendliness, dissolving at controlled rates. Time-Wrap offers reliable protection and promotes sustainability, merging efficiency with environmental responsibility.

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Perks

Time based perks

Bonus Perks ends in   00 Days   00 Hours   00 Minutes   00 Seconds





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Shares   Shares   Shares

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Exclusive perks for previous customers or investors

Previous Investors

Receive **10% Bonus Shares**

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Amount Based Bonus Shares

TIER 1	TIER 2	TIER 3	TIER 4
$2,000+	**$5,000+**	**$10,000+**	**$25,000+**

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documentary

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LEARN MORE ABOUT OUR INVESTMENT OPPORTUNITY

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Team

Meet Our Team of Plastic Pioneers

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Manuel Rendon
CEO

An accomplished
Environmental Engineer with
over 20 years of experience,
Manuel has a proven track
record in sustainability
initiatives, previously leading
efforts at Pepsi.

Kyle Mecca
Global Director of Sales & Operations

Kyle's expertise in biomedical
engineering and renewable
energy has driven significant
growth in our sales channels
and business development.



Mariannela Fuentes
Staff Director

An experienced architect and
visual designer, Mariannela
leads our website
development and social media
strategies, enhancing our
market presence.



José Rodriguez
LATAM Director

With over 35 years in sales
and market development, José
is pioneering our expansion
into the Latin American
market.

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FAQs

Why invest in startups?   ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ⌃

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   ⌃

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ⌃

Individuals over 18 years of age can invest.

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There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   ⌃

The Common Stock (the "Shares") of Timeplast (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year   ⌃
lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)



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If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?   ︿

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ︿

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@timeplast.net

How do I keep up with how the company is doing?   ︿

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?   ︿

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.



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*Addressable Market is based on the following markets:

1. Plastics Manufacturing ($579 billion)
2. Single-use plastics ($400 billion)
3. Sustainable packaging ($250 billion)
4. Flexible packaging ($150 billion)
5. 3D printing filament ($6.5 billion)

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Timeplast (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and fut[...] Made in Webflow and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements



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conditions or circumstances on which any such statements are based.